[LEHMAN BROTHERS LETTERHEAD]

June 20, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 "F" Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jay Mumford

  Re:
  TECHWELL, INC.
  Registration Statement on Form S-1 (File No. 333-130965)

Dear Mr. Mumford:

        As the undersigned underwriters of the proposed public offering of up to 6,325,000 shares of Common Stock, we hereby withdraw our request for acceleration of the above-referenced Registration Statement previously submitted on June 19. We may join the Company in a resubmittal of a request for acceleration of the above-referenced Registration Statement at a later time.

Very truly yours,
LEHMAN BROTHERS INC. COWEN AND COMPANY, LLC NEEDHAM & COMPANY, LLC PIPER JAFFRAY & CO. PACIFIC GROWTH EQUITIES, LLC
By:	LEHMAN BROTHERS INC.
By:	/s/ VICTORIA HALE Name: Victoria Hale Title: Vice President